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16002022

Mail Processing Section

MAR 24 2016

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50831

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morgan Wilshire Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

59 Hilton Ave Suite 101
(No. and Street)

Garden City (City) NY (State) 11530 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Finnan 516-622-3100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr CPA
(Name – *if individual, state last, first, middle name*)

15565 (Address) Northland Dr Suite 508 West Southfield (City) MI (State) 48075 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Gianna, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morgan Wilshire Securities, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

DEAN SCHILDKRAUT
Notary Public, State of New York
No. 30-4850032
Qualified in Nassau County
Commission Expires Jan. 20, 20 18

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Morgan Wilshire Securities, Inc.

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2015

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Morgan Wilshire Securities, Inc.
960 Franklin Avenue Floor 2
Garden City, NY 11530-2946

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Morgan Wilshire Securities, Inc. as of December 31, 2015 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Morgan Wilshire Securities, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morgan Wilshire Securities, Inc. as of December 31, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Morgan Wilshire Securities, Inc. financial statements. Supplemental Information is the responsibility of Morgan Wilshire Securities, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 22, 2016

Morgan Wilshire Securities, Inc.

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended December 31, 2015

	December 31, 2015
ASSETS	
Current Assets	
Cash and Investments	
Bank Accounts	142,756.19
RBC Accounts	75,000.00
Other Accounts	111,539.75
Investment Accounts	4,005.69
Total Cash and Investments	333,301.63
Other Current Assets	
Clearance Account	247,212.81
Other Assets	4,338.75
Total Other Current Assets	251,551.56
Total Current Assets	584,853.19
TOTAL ASSETS	**584,853.19**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Payroll Payable	293,348.80
Accounts Payable	152,756.71
Total Current Liabilities	446,105.51
Total Liabilities	446,105.51
Total Liabilities	446,105.51
Equity	
Capital Stock	28.50
Additional Paid in Capital	1,172,779.58
Distributions	(298,742.70)
Retained Earnings	(1,119,973.11)
Net Income	384,655.41
Total Equity	138,747.68
TOTAL LIABILITIES & EQUITY	**584,853.19**

The accompanying notes are an integral part of these financial statements.